Sun Life Financial Inc.
Shareholders’ Report
For the period ended
March 31, 2007
Exhibit 99.3

sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports record fully diluted operating earnings per share of $0.96, up 14.3% over Q1 2006
Operating ROE of 13.5% up 30 basis points
Toronto — May 1, 2007 – Sun Life Financial Inc. (TSX/NYSE: SLF) today announced record fully diluted operating earnings per share (EPS) of $0.96 for the quarter ended March 31, 2007, up 14.3% over fully diluted operating EPS of $0.84 in the first quarter of 2006. Operating return on equity (ROE) was 13.5% for the quarter, up from 13.2% in the first quarter of 2006.
“Our diversified earnings platform once again delivered strong earnings growth this quarter as we continued to invest in global distribution and growth opportunities,” said Donald A. Stewart, Chief Executive Officer. “Looking ahead, our strong risk management capabilities will enable us to more effectively manage through changing economic conditions,” he said.
Richard P. McKenney, in his first quarter as Executive Vice-President and Chief Financial Officer, noted, “We remain focused on our financial commitments to shareholders. We continue to deliver EPS growth and operating ROE improvement while executing on key strategic initiatives and strengthening our capital position.”
Operating earnings exclude after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem US$600 million of 8.526% Cumulative Capital Securities. Including these charges, fully diluted EPS and ROE for the quarter were $0.86 and 12.0%, respectively.
Business Highlights
During the first quarter of 2007, the Company progressed on a number of its strategic objectives and continued to deliver on its growth and distribution expansion strategies in each of its markets.
•	On March 26, 2007, Sun Life Financial announced that it is integrating its brand strategy in Canada to more effectively leverage the Sun Life brand. As part of the integrated strategy, the Company will be retiring the Clarica name.
•	Sun Life Financial received a strong Enterprise Risk Management (ERM) rating from Standard & Poor’s following an extensive review of its risk management practices. In an Insurance Credit Report published on March 28, 2007, Standard & Poor’s reported that ERM at Sun Life is a well-established and highly embedded discipline that touches on all decisions.
•	On January 11, 2007, Sun Life Financial announced the acquisition of the U.S. group benefits business of Genworth Financial, Inc. for US$650 million. The acquisition, which is expected to close in the second quarter of 2007, adds significant scale and scope to Sun Life’s U.S. group business and is expected to be immediately accretive to operating EPS and ROE.
•	Individual life insurance sales in Canada increased by 24%(1) in the first quarter of 2007 over the same period last year on growth in both Sun Life’s career sales force and wholesale channel sales.
•	Sun Life Financial Canada’s Individual Insurance & Investments business unit, in partnership with CI Investments, launched its SunWise Elite Plus Guaranteed Minimum Withdrawal Benefit (GMWB) rider. The new rider builds on the well-established SunWise Elite segregated funds and is directed at Canadians who are focused on the income phase of retirement planning.
•	Group Benefits in Canada continues to achieve success in the small to medium-sized case market, attaining the second largest market share of new sales in this segment for 2006(2).
•	Sun Life Financial Canada’s Group Retirement Services’ gross sales of $746 million increased over 50% from the first quarter of 2006 and included the installation of new plans with Prairie Mines and Kraft Canada. Group Retirement Services also retained $165 million of assets from members leaving plans this quarter, an increase of 35% over the first quarter of 2006.
•	Sun Life Financial U.S. continued to execute on its variable annuity strategy with gross U.S. variable annuity sales in the first quarter of 2007 increasing 39% over the first quarter of 2006, to US$523 million.
•	Responding to the needs of U.S. Baby Boomers for more flexible annuity income, Sun Life Financial U.S.’s Annuities division launched Income ON DemandSM, the industry’s first-ever Income Storage Benefit. This innovative, next generation living benefit combines the availability of annual withdrawals with the flexibility to store income for future use. Introduced late in the first quarter, the new benefit has been well received by distributors.
•	MFS assets under management exceeded US$200 billion for the first time on April 13, 2007. MFS achieved net positive flows again during the first quarter of 2007.
•	MFS’s pre-tax operating profit margin ratio increased to 34% in the first quarter of 2007 from 26% in the first quarter of 2006.
(1)	All figures shown in the Business Highlights are in local currency.

(2)	Source: LIMRA.
Sun Life Financial Inc. | sunlife.com     1

Shareholders’ Report
•	MFS continued to achieve superior performance with 74%, 82% and 75% of its funds ranked in the top half of their Lipper Category Average over 1, 3 and 5 years, respectively, as of March 31, 2007.
•	Birla Sun Life Insurance Company’s direct sales force in India grew to over 45,000 advisors in 116 branches serving 95 cities. Agency sales increased 65% during the first quarter of 2007 compared to the first quarter of 2006.
•	Sun Life Everbright Life Insurance Company celebrates its 5th year of operating in China this year. Sales in the first quarter of 2007 grew by 90% over the first quarter of 2006. Sun Life Everbright opened a sales office in Yiwu this quarter and now operates in twelve cities in the People’s Republic of China.
Financial Highlights
•	Operating ROE increased 30 basis points to 13.5% from operating ROE of 13.2% in the first quarter of 2006. Operating ROE was reduced by 45 basis points this quarter as a result of $564 million of opening equity adjustments required by changes to Canadian investment accounting rules that came into effect on January 1, 2007. ROE of 12.0% decreased 110 basis points from 13.1% in the first quarter of 2006.
•	Fully diluted operating EPS of $0.96 for the quarter increased 14.3% compared to fully diluted operating EPS of $0.84 in the first quarter of 2006. Including the $61 million of charges noted above, fully diluted EPS of $0.86 increased 2.4% over fully diluted EPS of $0.84 in the first quarter of 2006.
•	Sun Life Financial declared $183 million in common shareholder dividends during the quarter, representing a payout ratio of 33%.
•	Sun Life Financial repurchased approximately 2.4 million common shares for $124 million during the first quarter of 2007.
•	Sun Life Financial completed a $250 million domestic public offering of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due in 2036 in February 2007.
•	As part of its ongoing capital management program, Sun Life Financial announced on March 26, 2007 that the US$600 million principal amount of 8.526% Cumulative Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust I have been called for redemption on May 6, 2007.
•	Demonstrating its continued commitment to delivering profitable growth, Sun Life Financial’s Embedded Value per share grew by 18% and Value of New Business grew by 10% (in constant currency) for the full year in 2006 compared to 2005.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, operating EPS, operating ROE, ROE for business groups, pre-tax operating profit margin ratios, financial performance measures prepared on a constant currency basis, Embedded Value and Value of New Business. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2007, the Sun Life Financial group of companies had total assets under management of $446 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
2     Sun Life Financial Inc. | First Quarter 2007

MANAGEMENT’S DISCUSSION & ANALYSIS
For the period ended March 31, 2007

Dated May 1, 2007
Earnings and Profitability

FINANCIAL SUMMARY
Unaudited
	Quarterly Results

	Q1’07	Q4’06	Q3’06	Q2’06	Q1’06

Revenues ($ millions)	5,584	6,137	6,604	6,231	5,315

Common Shareholders’ Net Income ($ millions)	497	545	541	512	491

Operating Earnings(1) ($ millions)	558	545	541	512	493

Basic Earnings per Common Share (EPS) ($)	0.87	0.95	0.94	0.88	0.84
Basic Operating EPS(1) ($)	0.98	0.95	0.94	0.88	0.85
Fully Diluted EPS ($)	0.86	0.94	0.93	0.88	0.84
Fully Diluted Operating EPS(1) ($)	0.96	0.94	0.93	0.88	0.84

Return on Common Equity (ROE) (%)	12.0	14.0	14.4	13.6	13.1
Operating ROE(1)(%)	13.5	14.0	14.4	13.6	13.2

Average Common Shares Outstanding (millions)	572.0	572.6	574.2	578.8	581.8
Closing Common Shares Outstanding (millions)	571.4	571.8	573.0	575.3	580.9

S&P 500 Index (daily average)	1,425	1,389	1,287	1,282	1,283
S&P 500 Index (close)	1,421	1,418	1,336	1,270	1,295

Sun Life Financial Inc.(2) reported common shareholders’ net income of $497 million for the quarter ended March 31, 2007, up $6 million from $491 million in the first quarter of 2006. The increase in common shareholders’ net income was primarily due to earnings growth from MFS, Sun Life Financial Canada’s Group Benefits and Group Wealth divisions, the Hong Kong operations of Sun Life Financial Asia, and Sun Life Financial U.K. These gains were partially offset by lower Corporate Support earnings, mostly due to after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem US$600 million of 8.526% Cumulative Capital Securities, and lower earnings from Sun Life Financial U.S.
ROE was reduced by 40 basis points and operating ROE was reduced by 45 basis points this quarter as a result of a $205 million increase in opening retained earnings and a $359 million increase in opening accumulated Other Comprehensive Income required by changes to Canadian investment accounting rules that came into effect on January 1, 2007. ROE for the first quarter of 2007 was 12.0% compared with 13.1% for the first quarter of 2006. The 110 basis point decrease was primarily the result of the $61 million in charges and the January 1, 2007 opening equity adjustments noted above, partially offset by improved earnings in a number of the Company’s businesses and the repurchase of common shares. Fully diluted EPS were $0.86, 2.4% higher than the $0.84 reported in the prior year.
Fully diluted operating EPS, which do not include the $6 million in charges, were $0.96 for the quarter, up 14.3% over fully diluted operating EPS of $0.84 in the first quarter of 2006. Operating ROE of 13.5% for the quarter, which excludes the charges but includes the additional $564 million increase in equity resulting from the changes to Canadian investment accounting rules, was up from operating ROE of 13.2% in the first quarter of 2006.
Performance by Business Group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 6 to Sun Life Financial Inc.’s first quarter 2007 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “Non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”.

(1)	Operating Earnings, Basic Operating EPS, Fully Diluted Operating EPS and Operating ROE exclude after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem US$600 million of 8.526% Cumulative Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust, taken in the first quarter of 2007, and a $2 million after-tax charge for the integration of CMG Asia Limited and CommServe Financial Limited taken in the first quarter of 2006. See “Use of Non-GAAP Financial Measures”.
(2)	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
Sun Life Financial Inc. | sunlife.com     3

Management’s Discussion and Analysis
SLF CANADA

	Quarterly Results

	Q1’07	Q4’06	Q3’06	Q2’06	Q1’06

Revenues ($ millions)	2,374	2,520	2,335	2,223	2,255
Common Shareholders’ Net Income ($ millions)
Individual Insurance & Investments	146	156	123	156	150
Group Benefits	51	60	85	65	37
Group Wealth (1)	53	41	32	43	47

Total	250	257	240	264	234
ROE (%)	14.3	14.3	13.3	15.0	13.7

(1) Group Wealth comprises Group Retirement Services and Institutional Investments.
SLF Canada’s earnings increased by $16 million, or 7%, compared to the first quarter of 2006. SLF Canada results reflected increased earnings in Group Benefits and Group Wealth, offset by a slight decline in Individual Insurance & Investments earnings.
•	Individual Insurance & Investments earnings for the first quarter of 2007 decreased by 3% compared to the first quarter of 2006 as higher estimated earnings from CI Financial were more than offset by lower Individual Wealth results due to the non-recurrence of unusually favourable investment results in the first quarter of 2006.
•	Group Benefits earnings for the first quarter of 2007 increased by 38% over the first quarter of 2006 due to changes to actuarial reserves to better reflect asset liability matching. First quarter typically includes less favourable morbidity and mortality experience.
•	Group Wealth earnings for the first quarter of 2007 increased by 13% over the first quarter of 2006 including the positive impact of a reinsurance transaction on actuarial reserves, as well as continued growth in assets under management.
SLF U.S.

	Quarterly Results

	Q1’07	Q4’06	Q3’06	Q2’06	Q1’ 06

Revenues (US $ millions)	1,876	2,102	2,804	2,608	1,734
Revenues (C$ millions)	2,197	2,392	3,143	2,929	2,001
Common Shareholders’ Net Income (US $ millions)
Annuities	80	61	88	64	85
Individual Life	5	9	22	(4)	23
Group Life & Health	(1)	16	11	20	–

Total (US$ millions)	84	86	121	80	108
Total (C$ millions)	98	97	136	90	125
ROE (%)	9.4	9.7	13.9	9.4	12.9

Earnings for SLF U.S. decreased C$27 million or 22% compared to the first quarter of 2006. In U.S. dollars, earnings were US$84 million, US$24 million or 22% lower than in the first quarter of 2006. Earnings decreased this quarter as a result of continuing increased new business strain in Individual Life and the non-recurrence of variable annuity Guaranteed Minimum Death Benefit (GMDB) reserve releases recognized in the first quarter of 2006. These decreases were partially offset by the impact of favourable credit experience on interest rate spreads and increased fee income in Annuities and the favourable impact of increased earnings from lower tax jurisdictions in Individual Life.
•	Annuities earnings decreased by US$5 million compared to the first quarter of 2006 as the impact of favourable credit experience on interest rate spreads and increased fee income were more than offset by the non-recurrence of GMDB reserve releases recognized in the first quarter of 2006.
•	Individual Life earnings decreased by US$18 million compared to the first quarter of 2006 due to increased new business strain of US$38 million, partially offset by the favourable impact of increased earnings from lower tax jurisdictions.
•	Group Life & Health earnings were essentially flat compared to the first quarter of 2006. First quarter typically includes less favourable claims experience.
4      Sun Life Financial Inc. | First Quarter 2007

Management’s Discussion and Analysis
MFS

	Quarterly Results

	Q1’07	Q4’06	Q3’06	Q2’06	Q1’06

Revenues (US$ millions)	382	390	352	362	360
Revenues (C$ millions)	447	444	395	407	416
Common Shareholders’ Net Income (US$ millions)	61	62	52	47	45
Common Shareholders’ Net Income (C$ millions)	72	71	58	53	52
Pre-tax Operating Profit Margin Ratio	34%	34%	30%	27%	26%
Average Net Assets (US$ billions)	189	182	170	168	167
Assets Under Management (US$ billions)	192	187	175	168	170
Net Sales/(Redemptions) (US$ billions)	0.2	1.0	(0.1)	(0.4)	(0.3)
Market Movement (US$ billions)	4.4	11.0	6.9	(1.0)	7.5
S&P 500 Index (daily average)	1,425	1,389	1,287	1,282	1,283

Earnings for MFS increased C$20 million, or 38%, compared to the first quarter of 2006. In U.S. dollars, first quarter earnings were US$6 million, US$16 million, or 36%, higher than in the first quarter of 2006 primarily due to asset growth. Average net assets of US$189 billion increased 13% compared to the first quarter of 2006. Total revenues of US$382 million grew by 6% compared to the first quarter of 2006. Advisory revenues for the first quarter increased 14% to US$233 million consistent with asset growth.
Total assets under management at March 31, 2007 were US$192 billion, an increase of US$5 billion compared to December 31, 2006, driven by market appreciation of US$4.4 billion and net managed fund sales of US$0.8 billion partially offset by net retail mutual fund redemptions of US$0.6 billion during the period.
SLF ASIA

	Quarterly Results

	Q1’07	Q4’06	Q3’06	Q2’06	Q1’06

Revenues ($ millions)	215	297	240	259	226
Common Shareholders’ Net Income ($ millions)	38	33	13	31	24
ROE (%)	13.5	12.6	5.2	12.6	10.2

SLF Asia’s first quarter 2007 revenues decreased 5% compared to the first quarter of 2006 primarily due to increased sales of wealth accumulation products that are not recorded as revenues under Canadian accounting rules, and the effect on investment income of the changes to Canadian investment accounting rules that came into effect on January 1, 2007.
First quarter 2007 earnings of $ 38 million increased by $ 14 million, or 58%, over the first quarter of 2006 primarily due to improved asset liability matching in Hong Kong, partially offset by lower income in the Philippines.
SLF Asia sales momentum continued in the first quarter of 2007, with sales up 27% in Canadian currency over the same period last year. In local currency, the Philippines had a strong first quarter of sales, with individual life and pre-need sales up 38% over last year, while sales in Indonesia were up a strong 28%. In India, the direct sales force grew to over 45,000 advisors in 116 branches serving 95 cities, contributing to a 65% growth in agency sales during the first quarter of this year. In China, sales grew by 90% over the first quarter of 2006. Sun Life Everbright Life Insurance Company opened a sales office in Yiwu in the Zhejiang province during the first quarter of 2007. Hong Kong sales were also up during the period.
Sun Life Financial Inc. | sunlife.com     5

Management’s Discussion and Analysis
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly Results

	Q1’ 07	Q4’06	Q3’06	Q2’06	Q1’ 06

Common Shareholders’ Net Income/(Loss) ($ millions)
SLF U.K.	100	28	57	48	38
SLF Reinsurance	18	35	25	24	9
Corporate Support	(79)	24	12	2	9

Total	39	87	94	74	56

First quarter 2007 earnings decreased by $17 million compared to the first quarter of 2006 primarily due to lower Corporate Support earnings resulting from after-tax charges to earnings of $43 million related to the intangible asset write-down for the retirement of the Clarica brand and $18 million for the premium payable to redeem US$600 million of 8.526% Cumulative Capital Securities, and an increase in tax provisions for withholding taxes on unremitted earnings. The lower results in Corporate Support were partially offset by higher earnings in SLF U.K. due to the reimbursement of certain mortgage endowment costs and favourable updates to annuity reserves and deferred tax liabilities.
Additional Financial Disclosure
REVENUE
Under Canadian GAAP, premium revenue includes annuity premiums, which are excluded as revenue under U.S. GAAP and also for similar products sold by other financial institutions.
Revenues of $5.6 billion in the first quarter of 2007 increased by $269 million over the same period in 2006. Higher premiums of $320 million, mainly from annuities, and $77 million in higher fee income were partly offset by $128 million in lower investment income.
Premium revenue rose to $3.3 billion in the first quarter of 2007, improving by $320 million over the same quarter last year.
Annuity premiums were higher by $208 million than during the same period in the prior year. SLF Canada’s annuity premiums increased by $86 million on higher sales in Group Wealth and Individual Wealth. SLF U.S. produced $90 million of additional annuity premiums primarily from sales of fixed annuities. SLF U.K. annuity premiums increased by $32 million due to higher vestings over the comparable period a year ago.
Health premiums increased by $64 million over the first quarter of 2006 as business growth from SLF Canada Group Benefits and SLF U.S. Group Health contributed $34 million and $32 million, respectively.
First quarter 2007 net investment income declined by $128 million or 8% from the first quarter of 2006 due to changes to Canadian investment accounting rules that became effective on January 1, 2007. These declines were partially moderated by the favourable impact of fluctuations in equity markets and interest rate levels.
Fee income of $830 million in the first quarter of 2007 was up $77 million from the same period in the previous year due to asset management fees earned on higher average net asset levels.
6     Sun Life Financial Inc. | First Quarter 2007

Management’s Discussion and Analysis
ASSETS UNDER MANAGEMENT
AUM were $445.8 billion at March 31, 2007 compared to $436.5 billion as at December 31, 2006, and $402.4 billion at March 31, 2006. The increase of $9.3 billion between December 31, 2006 and March 31, 2007 resulted primarily from:
(i)	positive market movements of $7.0 billion;
(ii)	an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules; and
(iii)	net sales of mutual, managed and segregated funds of $0.5 billion; partially offset by
(iv)	a decrease of $3.2 billion from the stronger Canadian dollar relative to the prior period currency exchange rates.
AUM increased $43.4 billion between March 31, 2006 and March 31, 2007. The increase related primarily to:
(i)	an increase of $4.2 billion in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules;
(ii)	$33.6 billion arising from robust market performance; and
(iii)	$1.7 billion of net sales of mutual, managed and segregated funds; partly reduced by
(iv)	a $1.1 billion decrease from currency fluctuations.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $122.3 billion as at March 31, 2007, compared to $112.4 billion a year earlier. A $4.2 billion increase in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules. Continued business growth, primarily in SLF Canada and SLF U.S. and $632 million from the favourable impact of currency fluctuations also boosted general fund assets in the first quarter of 2007.
Total general fund assets increased by $4.5 billion from the December 31, 2006 level of $117.8 billion. A $4.2 billion increase in general fund assets on January 1, 2007 related to the changes to Canadian investment accounting rules. Continued business growth in the general fund assets were partly diminished by the unfavourable currency impact of $618 million from a stronger Canadian dollar at the end of the first quarter of 2007.
Actuarial and other policy liabilities of $87.7 billion at March 31, 2007 rose by $10.3 billion compared to March 31, 2006 due to business growth, largely in SLF Canada and SLF U.S., and $7.3 billion from the impact of changes to Canadian investment accounting rules. The favourable impact of currency fluctuations also added $586 million.
Actuarial and other policy liabilities of $87.7 billion at March 31, 2007 were up by $6.6 billion compared to December 31, 2006 as the impact of changes to Canadian investment accounting rules were partially offset by the unfavourable currency effect resulting from the strengthened Canadian dollar at the end of the first quarter of 2007.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, was $18.0 billion at March 31, 2007, $907 million higher than at December 31, 2006. Shareholders’ net income, before preferred share dividends of $16 million, generated $513 million and the issuance of Class A Preferred Shares, Series 5 added $244 million, net of expenses. The adjustments to shareholders’ equity related to the implementation of changes to Canadian investment accounting rules on January 1, 2007 contributed $535 million, including a decrease of $29 million in Other Comprehensive Income in the quarter. Dividend payments on common shares of $183 million and $72 million for the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) somewhat diminished these increases. Currency fluctuations further reduced shareholders’ equity by $114 million.
As at March 31, 2007, Sun Life Financial Inc. had 571,355,895 common shares and 61,000,000 preferred shares outstanding.
Sun Life Financial Inc. | sunlife.com 7

Management’s Discussion and Analysis
CASH FLOWS

	Quarterly Results

($ millions)	Q1’07	Q1’06

Cash and cash equivalents, beginning of period	4,881	2,740
Cash flows provided by (used in):
Operating activities	44	158
Financing activities	218	699
Investing activities	249	306
Changes due to fluctuations in exchange rates	22	(1)

Increase in cash and cash equivalents	533	1,162

Cash and cash equivalents, end of period	5,414	3,902
Short-term securities, end of period	1,556	1,275

Total cash, cash equivalents and short-term securities	6,970	5,177

Net cash, cash equivalents and short-term securities at the end of the first quarter of 2007 increased by $1.8 billion from the first quarter of 2006 mainly as a result of the timing of investment transactions. The increase in cash and cash equivalents was $629 million lower in the first quarter of 2007 as compared to the same period in the prior year due mainly to financing activities that generated $481 million less in cash flows during the first quarter of 2007 than in the comparable quarter of 2006. Financing activities reflected the issuance of $250 million fixed/floating debentures during the first quarter of 2007 as compared to the $700 million fixed/floating debentures issued in March 2006. Preferred shares of $250 million were issued during the first quarter of both 2007 and 2006.
RISK MANAGEMENT
Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s Management’s Discussion and Analysis (MD&A) and Annual Information Form (AIF) for the year ended December 31, 2006. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
Sun Life Financial received a strong Enterprise Risk Management (ERM) rating from Standard & Poor’s following an extensive review of its risk management practices. In an Insurance Credit Report published on March 28, 2007, Standard & Poor’s reported that ERM at Sun Life is a well-established and highly embedded discipline that touches on all decisions.
OUTLOOK
During the past quarter, major North American stock market indices were somewhat volatile, ending the quarter slightly higher than the end of 2006. U.S. interest rates steepened during the quarter led by rallies in two- and five-year Treasuries. In Canada, longer term interest rates increased slightly compared to the fourth quarter of 2006. The Canadian dollar strengthened compared to the U.S. dollar during the quarter.
The Company generally benefits from steady or slowly increasing interest rates from recent levels, particularly in the U.S. fixed annuity and universal life businesses; however, this benefit is partially offset by a flat or inverted yield curve. Declining stock market indices may adversely affect earnings from market-based products and flows in the Company’s asset management businesses. The Company’s earnings will benefit from a reduction in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
REGULATORY AND LEGAL MATTERS
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their ongoing investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions or enforcement proceedings and civil actions. As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004; and MFS continues to defend these actions. In addition, Sun Life Financial Inc. and its subsidiaries are involved in other legal actions, both as a defendant and as a plaintiff. While it is not possible to predict the resolution of these
8 Sun Life Financial Inc. | First Quarter 2007

Management’s Discussion and Analysis
various legal and regulatory proceedings, management believes, based on the information currently available to it, that the ultimate resolution of these matters will not be material to Sun Life Financial’s consolidated financial position or results of operations.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements and AIF for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, Diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including fully diluted operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, which excludes certain fee income, as a means of measuring the underlying profitability of MFS. Embedded Value and Value of New Business are used to measure overall profitability. Embedded Value and Value of New Business are based on actuarial amounts for which there are not comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual MD&A and the Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, fully diluted operating EPS and operating ROE exclude a $43 million and a $18 million after-tax charge to earnings related to the intangible asset write-down for the retirement of the Clarica brand and the premium paid to redeem the outstanding US$600 million principal amount of 8.526% Cumulative Capital Securities issued by Sun Life of Canada (U.S.) Capital Trust, respectively, taken in the first quarter of 2007, and a $2 million after-tax charge for the integration of CMG Asia Limited and CommServe Financial Limited taken in the first quarter of 2006.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; investment losses and defaults; the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia, including risks relating to joint ventures; failure of computer systems and internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; currency exchange rate fluctuations; the impact of competition; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Sun Life Financial Inc. | sunlife.com 9

Interim Consolidated Financial Statements
Consolidated Statements of Operations

		For the three months ended
		March 31	March 31
(unaudited, in millions of Canadian dollars, except for per share amounts)		2007	2006*

Revenue
Premium income:
Annuities		$984	$776
Life insurance		1,512	1,464
Health insurance		817	753

		3,313	2,993

Net investment income (Note 7):
Change in fair value of held-for-trading assets		(102)
Income (loss) from derivative investments		(99)
Realized gains (losses) on sales of available-for-sale assets		31
Other net investment income		1,611	1,569

		1,441	1,569

Fee income		830	753

		5,584	5,315

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,483	1,448
Annuity payments		355	349
Death and disability benefits		671	652
Health benefits		610	574
Policyholder dividends and interest on claims and deposits		318	261

		3,437	3,284
Net transfers to segregated funds		266	298
Increase (decrease) in actuarial liabilities (Note 9)		(192)	(229)
Commissions		462	448
Operating expenses (Note 8)		840	752
Premium taxes		62	47
Interest expense		84	71

		4,959	4,671

Income before Income Taxes and Non-controlling Interests		625	644
Income taxes expense		102	135
Non-controlling interests in net income of subsidiaries		8	6

Total Net Income		515	503
Less: Participating policyholders’ net income		2	1

Shareholders’ Net Income		513	502
Less: Preferred shareholder dividends		16	11

Common Shareholders’ Net Income		$497	$491

Average exchange rates:
	U.S. Dollars	1.17	1.15
	U.K. Pounds	2.29	2.02

Earnings per share (Note 4)
Basic		$0.87	$0.84
Diluted		$0.86	$0.84

Weighted average shares outstanding in millions (Note 4)
Basic		572	582
Diluted		575	585

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
10 Sun Life Financial Inc. | First Quarter 2007

Interim Consolidated Financial Statements
Consolidated Balance Sheets

			As at
		March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)		2007	2006*	2006*

Assets
Bonds			$69,230	$67,389
Bonds – held-for-trading (Note 7)		$56,118
Bonds – available-for-sale (Note 7)		10,413
Mortgages and corporate loans (Note 7)		20,898	15,993	14,653
Stocks			4,899	4,353
Stocks – held-for-trading (Note 7)		4,621
Stocks – available-for-sale (Note 7)		785
Real estate		3,992	3,825	3,315
Cash, cash equivalents and short-term securities		6,970	6,239	5,177
Derivative assets (Note 7)		1,350
Policy loans and other invested assets		4,432	6,013	5,728
Other invested assets – held-for-trading (Note 7)		405
Other invested assets – available-for-sale (Note 7)		794

Invested assets		110,778	106,199	100,615
Goodwill		5,964	5,981	5,968
Intangible assets (Note 8)		722	777	796
Other assets		4,810	4,874	5,046

Total general fund assets		$122,274	$117,831	$112,425

Segregated funds net assets		$72,951	$70,789	$63,981

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 9)		$87,667	$81,036	$77,411
Amounts on deposit		3,775	3,599	3,475
Derivative liabilities (Note 7)		385
Deferred net realized gains (Note 7)		247	4,152	3,947
Senior debentures		3,738	3,491	3,193
Other liabilities		6,847	6,834	6,825

Total general fund liabilities		102,659	99,112	94,851
Subordinated debt		1,454	1,456	1,456
Non-controlling interests in subsidiaries		62	79	35
Total equity		18,099	17,184	16,083

Total general fund liabilities and equity		$122,274	$117,831	$112,425

Segregated funds contract liabilities		$72,951	$70,789	$63,981

Exchange rate at balance sheet date:

	U.S. Dollars	1.15	1.17	1.17
	U.K. Pounds	2.27	2.28	2.03

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
Sun Life Financial Inc. | sunlife.com 11

Interim Consolidated Financial Statements
Consolidated Statements of Equity and Comprehensive Income

			For the three months ended
	Participating		March 31	March 31
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2007	2006*

Preferred Shares
Balance, beginning of period	$—	$1,250	$1,250	$712
Preferred shares issued (Note 12)	—	250	250	250
Issuance costs, net of taxes (Note 12)	—	(6)	(6)	(5)

Balance, end of period	—	1,494	1,494	957

Common Shares
Balance, beginning of period	—	7,082	7,082	7,173
Stock options exercised	—	37	37	33
Common shares purchased for cancellation (Note 5)	—	(27)	(27)	(27)

Balance, end of period	—	7,092	7,092	7,179

Contributed Surplus
Balance, beginning of period	—	72	72	66
Stock-based compensation	—	5	5	6
Stock options exercised	—	(6)	(6)	(5)

Balance, end of period	—	71	71	67

Retained Earnings
Balance, beginning of period, as previously reported	101	10,016	10,117	9,095
Adjustment for change in accounting policy (Note 2)	6	205	211	—

Balance, after change in accounting policy	107	10,221	10,328	9,095
Net income	2	513	515	503
Dividends on common shares	—	(183)	(183)	(160)
Dividends on preferred shares	—	(16)	(16)	(11)
Common shares purchased for cancellation (Note 5)	—	(81)	(81)	(79)

Balance, end of period	109	10,454	10,563	9,348

Accumulated Other Comprehensive Income (Loss), net of taxes (Note 10)
Balance, beginning of period, as a result of change in accounting policy (Note 2)	(9)	(969)	(978)	(1,500)
Unrealized foreign currency translation gains (losses), excluding hedges	—	(114)	(114)	32
Unrealized foreign currency gains (losses), net investment hedges	—	11	11	—
Unrealized gains (losses) on available-for-sale assets	—	(27)	(27)	—
Reclassifications to net income for available-for-sale assets	—	(18)	(18)	—
Unrealized gains (losses) on cash flow hedging instruments	—	9	9	—
Reclassifications to net income for cash flow hedges	—	(4)	(4)	—

Total other comprehensive income (loss)	—	(143)	(143)	32

Balance, end of period	(9)	(1,112)	(1,121)	(1,468)

Total retained earnings and accumulated other comprehensive income	100	9,342	9,442	7,880

Total equity	$100	$17,999	$18,099	$16,083

Accumulated Other Comprehensive Income (Loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$—	$303	$303	$—
Unrealized foreign currency translation gains (losses), net of hedging activities	(9)	(1,420)	(1,429)	(1,468)
Unrealized gains (losses) on derivatives designated as cash flow hedges	—	5	5	—

Balance, end of period	$(9)	$(1,112)	$(1,121)	$(1,468)

Comprehensive Income
Total net income	$2	$513	$515	$503
Other comprehensive income (loss)	—	(143)	(143)	32

Total comprehensive income	$2	$370	$372	$535

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
12 Sun Life Financial Inc. | First Quarter 2007

Interim Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

	For the three months ended

	March 31	March 31
(unaudited, in millions of Canadian dollars)	2007	2006*

Cash Flows Provided by (Used in) Operating Activities
Total net income	$515	$503
Items not affecting cash:
Increase in actuarial and other policy-related liabilities	(118)	(236)
Unrealized gains and losses on held-for-trading assets	274
Amortization of deferred gains and unrealized gains on investments	(27)	(177)
Accrued expenses and taxes	(285)	(206)
Investment income due and accrued	(54)	(91)
Other items not affecting cash	(153)	373
Realized gains and losses on held-for-trading and available-for-sale assets	(96)
New mutual fund business acquisition costs capitalized	(19)	(16)
Redemption fees of mutual funds	7	8

Net cash provided by operating activities	44	158

Cash Flows Provided by (Used in) Financing Activities
Debentures and borrowed funds (Note 12)	253	696
Issuance of preferred shares (Note 12)	250	250
Payments to underwriters (Note 12)	(9)	(8)
Issuance of common shares on exercise of stock options	31	28
Common shares purchased for cancellation (Note 5)	(108)	(106)
Dividends paid on common shares	(183)	(141)
Dividends paid on preferred shares	(16)	(20)

Net cash provided by financing activities	218	699

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	6,671	8,461
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(6,179)	(9,253)
Policy loans	(12)	(12)
Short-term securities	(243)	1,090
Other investments	12	20

Net cash provided by investing activities	249	306

Changes due to fluctuations in exchange rates	22	(1)

Increase in cash and cash equivalents	533	1,162
Cash and cash equivalents, beginning of period	4,881	2,740

Cash and cash equivalents, end of period	5,414	3,902
Short-term securities, end of period	1,556	1,275

Cash, cash equivalents and short-term securities, end of period	$6,970	$5,177

Supplementary Information
Cash and cash equivalents:
Cash	$571	$568
Cash equivalents	4,843	3,334

	$5,414	$3,902

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$11	$5

Income taxes, net of refunds	$233	$206

*	Prior periods have not been restated as a result of the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com 13

Interim Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended

	March 31	March 31
(unaudited, in millions of Canadian dollars)	2007	2006

Additions to Segregated Funds
Deposits:
Annuities	$2,529	$1,968
Life insurance	836	161

	3,365	2,129
Net transfers from general funds	266	298
Net realized and unrealized gains	1,159	2,502
Other investment income	313	217

	5,103	5,146

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	2,328	2,109
Management fees	212	179
Taxes and other expenses	47	40
Effect of changes in currency exchange rates	354	(179)

	2,941	2,149

Net additions to segregated funds for the period	2,162	2,997
Segregated funds net assets, beginning of period	70,789	60,984

Segregated funds net assets, end of period	$72,951	$63,981

Consolidated Statements of Segregated Funds Net Assets

	As at

	March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)	2007	2006	2006

Assets
Segregated and mutual fund units	$58,180	$56,528	$51,320
Stocks	8,160	8,317	7,429
Bonds	6,467	5,823	5,081
Cash, cash equivalents and short-term securities	683	584	742
Real estate	271	215	180
Mortgages	46	42	48
Other assets	885	721	1,539

	74,692	72,230	66,339

Liabilities	1,741	1,441	2,358

Net assets attributable to segregated funds policyholders	$72,951	$70,789	$63,981

Investments held within segregated funds are not impacted by the changes in accounting policies described in Note 2.
The attached notes form part of these interim consolidated financial statements.
14 Sun Life Financial Inc. | First Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements
(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2006 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in Accounting Policies
FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME
A) SUMMARY OF THE NEW STANDARDS:
On January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments – Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook sections and accounting guidelines resulting from the issuance of these sections. Under the new standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables, or available-for-sale and all financial liabilities, other than actuarial liabilities, are classified as held-for-trading or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Available-for-sale financial assets are measured at fair value with changes in unrealized gains and losses recognized in other comprehensive income (OCI).
All derivative financial instruments are reported on the balance sheet at fair value. Changes in fair value are recognized in net income unless the derivative is part of a hedging relationship that qualifies as a cash flow hedge or hedge of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the derivative hedging instrument is recorded at fair value and the related gain or loss is recorded in net income. The carrying value of the hedged item is adjusted for the gain or loss on the hedged item attributable to the hedged risk and is recorded in net income. As a result, the change in the carrying value of the hedged item, to the extent that the hedging relationship is effective, offsets the change in the fair value of the derivative. In a cash flow hedging relationship, the hedge effective portion of the change in the fair value of the hedging derivative is recognized in OCI and the ineffective portion is recognized in net income. The amounts recognized in accumulated OCI are reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In a hedge of a net investment in a foreign operation, the hedge effective portion of the gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net income.
The Company is also required to identify derivatives embedded in other contracts unless the host contract is an insurance policy issued by the Company. Embedded derivatives identified are bifurcated from the host contract if the host contract is not already measured at fair value with changes in fair value recorded to income (such as held-for-trading assets), if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. Embedded derivatives are recorded at fair value, with changes in fair value of these embedded derivatives recorded to net income.
The Company is also required to present a new statement of comprehensive income and its components, as well as the components of accumulated OCI, in its consolidated financial statements. Comprehensive income includes both net income and OCI. Major components of OCI include changes in unrealized gains and losses of financial assets classified as available-for-sale, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the changes in fair value of effective cash flow hedges, and hedges of net investments in foreign operations.
CICA Handbook Section 4211, Life Insurance Enterprises – Specific Items, replaced CICA Handbook Section 4210 in 2007. The accounting requirements for life insurance portfolio investments in Handbook Section 4211 are only applied to investments in real estate, and are significantly unchanged from Section 4210. Other financial assets previously included as portfolio investments are required to follow the accounting requirements in the new Handbook sections 3855, 3865 and 1530. As a result, realized gains and losses on financial instruments no longer covered by Section 4211, are not deferred and amortized into income but are recognized in net income as fair value changes (for assets designated as held-for-trading), or on the date of sale. This includes gains and losses on the sales of bonds, stocks, mortgages and derivatives. Investments held within segregated funds continue to follow the accounting requirements in Section 4211, which are unchanged from Section 4210.
Recognition, derecognition and measurement policies followed in prior years’ financial statements are not reversed and therefore, prior period financial statements have not been restated.
Sun Life Financial Inc. | sunlife.com 15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
B) IMPACT OF ADOPTION:
Deferred realized gains and losses on sales of financial assets previously accounted for as life insurance portfolio investments, including gains and losses arising from sales of bonds, stocks, mortgages and derivatives, were recorded to retained earnings on January 1, 2007. Realized gains and losses on the sales of these assets occurring on or after January 1, 2007, were reported in investment income in 2007.
Corporate loans with a carrying value of $4,931 that were previously included with bonds on the consolidated balance sheet were classified as loans and were reported with mortgages on January 1, 2007, because they do not meet the definition of a debt security. These loans, as well as mortgage loans, continue to be accounted for at amortized cost using the effective interest rate method in 2007. Investments in mortgages and corporate loans support both actuarial liabilities and non-life insurance business.
The Company chose a transition date of January 1, 2003 for embedded derivatives and therefore, is required to account separately only for those embedded derivatives in hybrid instruments issued, acquired or substantially modified after that date. The Company did not identify any embedded derivatives that required bifurcation on January 1, 2007.
Accumulated OCI and comprehensive income have been included in the March 31, 2007 interim consolidated financial statements. The Company reclassified the December 31, 2006 currency translation account balance of $(1,337) included as a separate component of equity in 2006, to OCI on January 1, 2007.
The Canadian government has recently announced its intention to align the current Canadian tax rules with the new financial reporting standards. However, detailed tax rules were not available at the time of finalizing these interim consolidated financial statements and therefore the Company is unable to reliably estimate the impact of the tax rule changes on retained earnings. In the opening balance sheet, the Company has assumed that the future level of taxes paid by the Company will be consistent with the recent past, and as a result, there was no impact on retained earnings from this source.
Investments supporting actuarial liabilities
On January 1, 2007, the Company designated bonds, stocks, and other invested assets supporting actuarial liabilities with a carrying value of $58,565 and fair value of $62,017 as held-for-trading. On January 1, 2007, derivatives supporting actuarial liabilities that are not classified as hedges for accounting purposes, with a fair value of $843 were recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, was recorded to opening retained earnings on January 1, 2007. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and derivatives that are not designated as hedges for accounting purposes. Because the value of the actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities offset a significant portion of the changes in fair value of those assets recorded to income and the amount recorded to retained earnings on transition. The Company also designated bonds and stocks with a carrying value of $209 and a fair value of $207 as available-for-sale. These assets were designated as such in order to match the measurement of the liabilities they are supporting. The Company also designated other invested assets with a carrying value of $178 as available-for-sale. These assets are investments in limited partnerships and are recorded at cost.
On January 1, 2007, deferred net realized gains of $3,317 relating to assets supporting actuarial liabilities, excluding real estate, and before the related tax expense, were recorded to retained earnings. Since deferred net realized gains are generally taken into account in establishing the actuarial liabilities, most of the deferred net realized gains recorded to retained earnings were offset by changes in actuarial liabilities also recorded to retained earnings on January 1, 2007.
Investments not supporting actuarial liabilities
On January 1, 2007, the Company designated bonds and stocks not supporting actuarial liabilities with a carrying value of $10,544 and a fair value of $10,906 as available-for-sale. The difference between the fair value and carrying value of these assets, net of the related tax expense, was recorded to opening OCI as of January 1, 2007. Because changes in fair value of these assets are recorded to OCI, these assets only impact net income when they are sold or other than temporarily impaired, and the gain or loss, and the related tax expense, recorded in accumulated OCI is reclassified to net income. The Company also designated other invested assets with a carrying value of $574 as available-for-sale. These assets are investments in segregated and mutual funds, which are recorded at fair value, and investments in limited partnerships which are recorded at cost. The Company also designated bonds, and other invested assets not supporting actuarial liabilities with a carrying value of $187 and a fair value of $185 as held-for-trading. Changes in fair value of these assets were recorded to income in 2007. These assets are primarily investments held by non-insurance subsidiaries of the Company.
On January 1, 2007, derivatives not supporting actuarial liabilities with a fair value of $279 were recorded on the balance sheet. The difference between the fair value and carrying value of these instruments, net of the related tax expense, was recorded to opening retained earnings. For derivatives designated as accounting hedges, the effective portion of the difference between the carrying value and fair value of the derivatives was recorded to opening OCI. An adjustment to retained earnings was also recorded related to the hedged item in a fair value hedging relationship.
Changes in fair value of assets designated as held-for-trading and derivatives not designated as accounting hedges and not supporting actuarial liabilities impacted net income in 2007.
16 Sun Life Financial Inc. | First Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Deferred net realized gains of $580 related to assets not supporting actuarial liabilities, excluding real estate, and before the related tax expense, were recorded to retained earnings on January 1, 2007.
The increases (decreases) to opening retained earnings and opening OCI, recorded on January 1, 2007, are summarized below.
Summary of impact on retained earnings and OCI

Opening retained earnings
Increase due to recording held-for-trading assets at fair value	$3,450
Increase due to recording derivatives at fair value, net of adjustments relating to fair value hedges	252
Reversal of deferred net realized gains and other fair value adjustments	3,886
Increase (decrease) due to change in actuarial liabilities and other policy liabilities	(7,303)
Increase (decrease) due to income taxes	(74)

Total increase in opening retained earnings, January 1, 2007	$211

$205 of the above increase was allocated to shareholders and $6 was allocated to participating policyholders in the interim consolidated statements of equity and other comprehensive income.
Opening OCI

Increase due to recording available-for-sale assets at fair value, net of adjustments for fair value hedges of available-for-sale assets	$443
Increase due to cash flow and net investment hedge accounting	66
Increase (decrease) due to income taxes	(150)

Total increase in opening OCI	$359

Reclassification of currency translation account to OCI	$(1,337)

Opening OCI, January 1, 2007	$(978)

C) ACCOUNTING POLICIES IMPACTED:
As a result of adopting the new Handbook Sections, the following accounting policies were revised from the policies described in the 2006 annual consolidated financial statements:
Bonds: Bonds are designated as either held-for-trading or available-for-sale. Purchases and sales of bonds are recognized or derecognized on the interim consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the bond.
Held-for-Trading:
Held-for-trading bonds are recorded on the interim consolidated balance sheets at fair value, with changes in fair value recorded to the changes in fair value of held-for-trading assets in the interim consolidated statements of operations. Income earned on held-for-trading bonds is recorded as other net investment income.
Available-for-Sale:
Available-for-sale bonds are recorded at fair value with changes in the fair value of these bonds recorded to unrealized gains and losses in OCI. Realized gains and losses on the sale of available-for-sale debt securities are reclassified from accumulated OCI and recorded as realized gains on the interim consolidated statements of operations. Interest income earned is recorded to other net investment income. Transaction costs related to the purchase of these bonds are recorded as part of the carrying value of the bond at the date of purchase.
Available-for-sale bonds are tested for impairment at least on a quarterly basis. When there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other than temporary, the loss accumulated in OCI is reclassified to other net investment income. Once an impairment loss is recorded to income, it is not reversed. Following impairment loss recognition, these assets will continue to be recorded at fair value with changes in fair value recorded to OCI, and tested for further impairment quarterly. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal.
Mortgages and corporate loans: Instruments previously reported as bonds that do not meet the definition of a debt security are classified as corporate loans. These loans are reported along with mortgage loans on the interim consolidated balance sheets. Mortgages and corporate loans are accounted for at amortized cost using the effective interest method. Realized gains and losses on the sale of mortgages and corporate loans as well as interest income earned, are recorded in other net investment income on the interim consolidated statements of operations. The conditions and accounting for impairment on mortgages and corporate loans are determined as described in the 2006 annual consolidated financial statements for bonds and mortgages.
Stocks: Stocks are designated as either held-for-trading or available-for-sale. Equity investment transactions are recognized or derecognized on the interim consolidated balance sheets on their trade dates, the date that the Company commits to purchase or sell the stock.
Sun Life Financial Inc. | sunlife.com      17

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Held-for-Trading:
Held-for-trading stocks are recorded on the interim consolidated balance sheets at fair value, with changes in fair value recorded to the changes in fair value of held-for-trading assets in the interim consolidated statements of operations. Dividends received are recorded as other net investment income.
Available-for-Sale:
Most available-for-sale stocks are recorded on the interim consolidated balance sheets at their fair values with changes in the fair value of these stocks recorded to unrealized gains and losses in OCI. Realized gains and losses on the sale of available-for-sale stocks are reclassified from accumulated OCI and recorded as realized gains and losses on the interim consolidated statements of operations. Dividends received are recorded to other net investment income. Transaction costs related to the purchase of these stocks are recorded as part of the carrying value of the stock at the date of purchase.
Available-for-sale stocks are tested for impairment at least on a quarterly basis. The accounting for other-than-temporarily impaired stocks is the same as described previously for bonds. Objective evidence of impairment for stocks include a significant or prolonged decline in fair value of the stock below cost or changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying value will not recover.
Derivative Financial Instruments: All derivative financial instruments are recorded at their fair values on the interim consolidated balance sheets. Derivatives with a positive fair value are recorded as derivative assets while derivatives with a negative fair value are recorded as derivative liabilities. The accounting for the change in the fair value of these derivatives depends whether the derivative is designated as a hedge for accounting purposes or is not designated as such. Derivatives designated as hedges for accounting purposes are documented at inception and effectiveness is assessed on a quarterly basis. The accounting for derivatives not designated as hedges for accounting purposes and the various types of accounting hedges are described in the following section.
Derivatives Not Designated as Accounting Hedges (Derivative Investments):
Derivative investments are recorded on the interim consolidated balance sheets at fair value with changes in fair value recorded to income from derivative investments in the interim consolidated statements of operations. Income earned on these derivatives, such as interest income, is also recorded to income from derivative investments.
Fair Value Hedges:
Certain cross currency interest rate swaps and equity forwards are designated as hedges of the foreign currency or equity exposures associated with available-for-sale assets. The hedging derivatives are recorded on the interim consolidated balance sheets at fair value, with changes in fair value of the derivatives recorded to other net investment income. The change in fair value of these available-for-sale assets related to the hedged risk is recorded in other net investment income. As a result, ineffectiveness, if any, is recognized in other net investment income. Interest income earned and paid on the available-for-sale assets and swaps in the fair value hedging relationships are also recorded to other net investment income.
Cash Flow Hedges:
Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and is recorded in other net investment income. The forwards are recorded on the interim consolidated balance sheets at fair value with changes in fair value based on spot price changes recorded to OCI, with the remaining changes in fair value recorded to other net investment income. A portion of the amount included in accumulated OCI related to these forwards is reclassified to operating expenses in the interim consolidated statements of operations as the liability is accrued for the stock-based compensation awards over the vesting period. All amounts recorded to or from OCI are net of related taxes.
Net Investment Hedges:
The Company uses currency swaps and forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities. Changes in fair value of these swaps and forwards, along with interest earned and paid on the swaps are recorded to the foreign exchange gains and losses in OCI, offsetting the respective exchange gains or losses arising from the underlying investments. All amounts recorded to or from OCI are net of related taxes.
Other Invested Assets: Other invested assets included as policy loans and other invested assets on the interim consolidated balance sheets includes non-financial instruments such as investments accounted for by the equity method, leases and joint ventures. The accounting for these items is unchanged except for investments accounted for by the equity method, which now include the investors’ proportionate share of changes in the investees’ OCI.
Held-for-Trading:
Other invested assets designated as held-for-trading are primarily investments in segregated funds and mutual funds. These are reported on the interim consolidated balance sheets at fair value with changes in fair value reported as changes in fair value of held-for-trading assets in the interim consolidated statements of operations.
18       Sun Life Financial Inc. |   First Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Available-for-Sale:
Other invested assets designated as available-for-sale includes investments in limited partnerships. These investments are accounted for at cost and distributions received, such as dividends, are recorded to other net investment income. Other invested assets designated as available-for-sale also includes investments in segregated funds and mutual funds, which are recorded at fair value with changes in fair value recognized in OCI.
Short-term securities: Short-term securities have a maturity exceeding three months but less than one year and are designated as held-for-trading. Interest income earned on these assets is recorded in other net investment income in the interim consolidated statements of operations.
Senior Debentures and Subordinated Debt: Senior debentures and subordinated debt are recorded at amortized cost using the effective interest method. The Company has not designated any non-derivative financial liabilities as held-for-trading.
DETERMINING THE VARIABILITY TO BE CONSIDERED IN APPLYING THE VARIABLE INTEREST ENTITY STANDARDS:
On January 1, 2007, the Company adopted Emerging Issues Committee (EIC) 163, Determining the Variability to be Considered in Applying Accounting Guideline 15, Variable Interest Entities (AcG-15). EIC-163 provides additional clarification on the nature of the variability to be considered in applying AcG-15 based on an assessment of the design of the entity. These amendments did not have an impact on the interim consolidated financial statements.
3. Acquisition
On January 10, 2007, Sun Life Financial Inc. entered into an agreement to purchase the U.S. group benefits business of Genworth Financial, Inc. (Genworth) for U.S. $650. The transaction will be financed with existing capital. It is expected to close in the second quarter of 2007 and is subject to the approval of regulatory authorities in Canada and the United States. On January 29, 2007, Sun Life Financial Inc. assigned to Sun Life Assurance, for U.S. $609, the rights to purchase Genworth Life & Health Insurance Company, the principal operating subsidiary of Genworth’s U.S. group benefits business.
4. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31	March 31
	2007	2006

Common shareholders’ net income	$497	$491
Less: Effect of stock options of subsidiaries(1)	5	2

Common shareholders’ net income on a diluted basis	$492	$489

Weighted average number of shares outstanding for basic earnings per share (in millions)	572	582
Add: Adjustments relating to the dilutive impact of stock options(2)	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	575	585

(1)	A subsidiary of Sun Life Financial Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of Sun Life Financial Inc. are included in the adjustment relating to the dilutive impact of stock options.
5. Normal Course Issuer Bid and Cancellation of Common Shares
On January 10, 2007, Sun Life Financial Inc. announced the renewal of its normal course issuer bid to purchase, for cancellation, through the facilities of the Toronto Stock Exchange (TSX) up to 29 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2007, to January 11, 2008. In 2006, Sun Life Financial Inc. announced a similar normal course issuer bid that covered the period from January 12, 2006, to January 11, 2007. In the first quarter of 2007, Sun Life Financial Inc. purchased under these plans approximately 2 million of its common shares at an average price of $51.51 per share for a total amount of $108. Of this amount, purchases of approximately $26 were not cancelled until April 2007. As at March 31, 2007, an additional $16 of its common shares were purchased but not settled or cancelled.
Sun Life Financial Inc. |  sunlife.com      19

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
6. Segmented Information
The Company has five reportable segments: SLF Canada, SLF U.S., MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements are negotiated. Inter-segment revenue for the three months ended March 31, 2007, consists of interest of $38 ($69 in 2006) and fee income of $20 ($14 in 2006).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis. The results for Corporate for 2007 include the $43 write-down of intangible assets described in Note 8.

Results and assets by segment for the three months ended March 31, 2007
		United states				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Adjustments	Total

Revenue	$2,374	$2,197	$447	$215	$409	$(58)	$5,584
Total net income	$252	$98	$72	$38	$55	$—	$515

Assets
General fund assets	$55,587	$44,754	$894	$5,942	$16,909	$(1,812)	$122,274
Segregated funds net assets	$35,011	$28,407	$—	$1,354	$8,179	$—	$72,951

				Results and assets by segment for the three months ended March 31, 2006
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Adjustments	Total

Revenue	$2,255	$2,001	$416	$226	$500	$(83)	$5,315
Total net income	$236	$124	$52	$24	$67	$—	$503

Assets
General fund assets	$52,082	$42,007	$820	$4,939	$14,521	$(1,944)	$112,425
Segregated funds net assets	$30,223	$25,515	$—	$849	$7,394	$—	$63,981

7. Financial Investments and Related Net Investment Income
A) BONDS — HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
The fair value of publicly traded bonds is determined using quoted market bid prices. For non-publicly traded bonds, fair value is determined using a discounted cash flow approach that includes provisions for credit risk and the expected maturities of the securities. The Company does not have any bonds for which the fair value is determined using a valuation technique based on assumptions that are not supported by observable market prices or rates.
Held-for-trading and available-for-sale bonds are reported at fair value on the balance sheet. Therefore, the carrying value of these bonds is equal to their fair value. The change in fair value of bonds designated as held-for-trading recorded to net investment income for the three months ended March 31, 2007, was $(185).
B) STOCK — HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
The fair value of stocks is based on quoted market bid prices.
Held-for-trading stocks are reported at fair value on the balance sheet. Therefore, the carrying value of held-for-trading stocks is equal to their fair value. The change in fair value of stocks designated as held-for-trading recorded to net investment income for the three months ended March 31, 2007, was $64. Most available-for-sale stocks are reported at fair value on the balance sheet. For these stocks, the carrying value is equal to their fair value. Stocks that do not have a quoted market price on an active market are reported at cost and are not material to these interim consolidated financial statements.
20      Sun Life Financial Inc. |   First Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
C) OTHER INVESTED ASSETS—HELD-FOR-TRADING AND AVAILABLE-FOR-SALE
Other invested assets classified as held-for-trading includes the Company’s investment in segregated funds and mutual funds. Fair value of investments in segregated and mutual funds is determined using quoted market prices. The change in fair value of other invested assets designated as held-for-trading recorded to net investment income for the three months ended March 31, 2007 was $19.
D) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment, however, the impairment loss has not been recognized in net income because it is considered temporary. Financial assets designated as held-for-trading have been excluded from the following table since changes in fair value of these assets are recorded to income. Available-for-sale bonds and stocks have generally been identified as temporarily impaired if their amortized cost as at March 31, 2007 was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of bond investments will be met and/or the Company has the ability to hold these investments until recovery in value.

		March 31, 2007
		Unrealized
	Fair Value	Losses

Available-for-sale bonds	$4,521	$(63)
Available-for-sale stocks	67	(5)

Total temporarily impaired financial assets	$4,588	$(68)

The Company also had limited partnerships with a carrying value of $139 and a fair value of $119 that were temporarily impaired as at March 31, 2007. These partnerships are classified as available-for-sale and are accounted for at cost.
E) DEFERRED NET REALIZED GAINS
Deferred net realized gains relating to bonds, mortgages, stocks and derivatives were credited to opening retained earnings on January 1, 2007, as described in Note 2. Gains and losses on sales of these assets are no longer deferred and amortized into income. The December 31, 2006 deferred net realized gains of $255 relating to sales of real estate assets remained on the balance sheet on January 1, 2007. Gains and losses on sales of real estate assets will continue to be deferred and amortized into income.
F) OTHER NET INVESTMENT INCOME
Other net investment income has the following components:

March 31, 2007

Interest income:
Held-for-trading bonds	$809
Available-for-sale bonds	139
Mortgages and corporate loans	331
Policy loans	53
Cash, cash equivalents and short-term securities	69

Interest income	1,401
Dividends on held-for-trading stocks	30
Dividends on available-for-sale stocks	8
Real estate income (net)	73
Amortization of deferred net realized and unrealized gains and losses for real estate	27
Foreign exchange gain (loss)	(5)
Other income(1) (2)	101
Investment expenses and taxes	(24)

Total other net investment income	$1,611

(1)	Includes ineffectiveness on fair value hedges of $5. $(1) represents the amount excluded from the effectiveness assessment for cash flow hedges.

(2)	Includes write-downs of available-for-sale financial assets due to other-than-temporary impairment of $7.
G) DERIVATIVE FINANCIAL INSTRUMENTS
The Company uses derivative instruments for hedging and risk management purposes or in replication strategies to reproduce permissible investments. The Company’s derivative instruments include swaps, options, financial futures and forward contracts and are used to manage risks or to replicate the exposures associated with interest rate, currency and equity market fluctuations. The Company monitors the gap in market sensitivities between liabilities and supporting assets for its hedging strategies. That gap is managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to ensure the continuing effectiveness of its hedging and risk management strategies.
Sun Life Financial Inc. |   sunlife.com       21

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
The Company has the following amounts outstanding as at March 31, 2007:

			Total
	Fair value		Notional
	Positive(1)	Negative	Amount

Derivative investments(2)	$1,048	$(344)	$36,615
Fair value hedges	36	(25)	2,507
Cash flow hedges	6	—	68
Net investment hedges	260	(16)	2,995

Total derivatives	$1,350	$(385)	$42,185

(1) Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(2) Derivative investments are derivatives that have not been designated as hedges for accounting purposes.
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2008, 2009 and 2010. The amounts included in accumulated OCI related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The Company expects to reclassify $(2) from accumulated OCI to net income within the next twelve months.
Income from derivative investments on the interim consolidated statements of operations for the three months ended March 31, 2007, includes changes in fair value of derivatives of $(105) and interest income of $6.
Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, futures and common stock index swaps are based on the quoted market prices or the value of underlying securities or indices. The Company does not have any derivatives for which the fair value is determined using a valuation technique based on assumptions that are not supported by observable market prices or rates.
8. Intangible Assets
On March 26, 2007, the Company announced that it is retiring the Clarica brand as part of its integrated brand strategy in Canada. The write-down of the brand name of $52 was recorded to operating expenses in the first quarter ($43, net of the related taxes of $9). The brand name was previously included in intangible assets on the consolidated balance sheets.
9. Actuarial Liabilities and Other Policy Liabilities
A) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities for the three months ended March 31, 2007, and March 31, 2006, are as follows:

	2007	2006

Actuarial liabilities, January 1, before change in accounting policy	$79,286	$75,777
Adjustment for change in accounting policy (Note 2)	7,187	—

Actuarial liabilities, January 1, after change in accounting policy	86,473	75,777

Change in liabilities on in-force business	(1,166)	(1,021)
Liabilities arising from new policies	974	792

Increase (decrease) in actuarial liabilities	(192)	(229)

Actuarial liabilities before the following:	86,281	75,548
Effect of changes in currency exchange rates	(430)	159

Actuarial liabilities, March 31	85,851	75,707
Add: Other policy liabilities	1,816	1,704

Actuarial liabilities and other policy liabilities, March 31	$87,667	$77,411

22       Sun Life Financial Inc. |   First Quarter 2007

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
B) COMPOSITION OF ACTUARIAL LIABILITIES
The actuarial liabilities and other policy liabilities consist of the following as at March 31, 2007:

	Canada	United states	Asia	Corporate(1)	Total

Individual participating life	$14,021	$5,706	$2,873	$4,019	$26,619
Individual non-participating life	2,513	7,966	310	556	11,345
Group life	1,334	131	10	3	1,478
Individual annuities	9,694	13,976	—	4,781	28,451
Group annuities	6,015	5,565	355	—	11,935
Health insurance	5,349	567	—	107	6,023

Total actuarial liabilities	38,926	33,911	3,548	9,466	85,851
Add: Other policy liabilities(2)	476	562	67	711	1,816

Actuarial liabilities and other policy liabilities	$39,402	$34,473	$3,615	$10,177	$87,667

(1)	Primarily business from the U.K. reinsurance and run-off reinsurance operations.

(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.
C) TOTAL ASSETS SUPPORTING LIABILITIES AND EQUITY
The following table shows the total assets supporting total liabilities for the product lines shown (including actuarial and other policy liabilities), and assets supporting equity and other as at March 31, 2007:

	Bonds		stocks
					Mortgages and
	Held-for	Available	Held-for	Available	Corporate
	-Trading	-for-sale	-Trading	-for-sale	Loans	Real Estate	Other	Total

Individual participating life	$14,324	$—	$3,930	$11	$4,642	$2,730	$4,680	$30,317
Individual non-participating life	7,333	213	641	2	2,557	124	2,303	13,173
Group life	1,040	—	2	—	1,039	20	38	2,139
Individual annuities	22,171	65	37	—	6,282	—	1,056	29,611
Group annuities	7,340	—	10	5	2,989	137	1,642	12,123
Health insurance	3,876	—	1	—	2,555	35	562	7,029
Equity and other	34	10,135	—	767	834	946	15,166	27,882

Total assets	$56,118	$10,413	$4,621	$785	$20,898	$3,992	$25,447	$122,274

10. Income Taxes Included in OCI
Other comprehensive income included on the interim consolidated statements of equity and comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income for the three months ended March 31, 2007:

For the three months ended
March 31, 2007

Unrealized foreign currency gains and losses on net investment hedges	$5
Unrealized gains and losses on available-for-sale assets	8
Reclassifications to net income for available-for-sale assets	10
Unrealized gains and losses on cash flow hedging instruments	3
Reclassifications to net income for cash flow hedges	2

Total income taxes benefit (expense) included in OCI	$28

11. Pension Plans and Other Post-Retirement Benefits

	For the three months ended
	March 31	March 31
	2007	2006

Pension benefit cost	$9	$10
Other post-retirement benefit cost (income)	$(7)	$7

Sun Life Financial Inc. |   sunlife.com      23

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
12. Significant Capital Transactions
In connection with the redemption of the 8.526% cumulative capital securities announced by the Company on March 26, 2007, the Company notified the holder of the 8.526% partnership capital securities of its intention to redeem the outstanding U.S.$600 principal amount on May 6, 2007. These partnership capital securities are included as senior debentures on the interim consolidated balance sheets. The redemption premiums of $18 (net of taxes of $12) were recorded in the first quarter.
On February 26, 2007, Sun Life Financial Inc. issued an additional $250 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036. These debentures bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount. The debentures are direct senior unsecured obligations of Sun Life Financial Inc. and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering will be used for general corporate purposes, including investments in subsidiaries.
On February 2, 2007, Sun Life Financial Inc. issued $250 Class A Non-Cumulative Preferred Shares Series 5, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.281 per share, yielding 4.50% annually. Underwriting commissions of $6 (net of taxes of $3) were deducted from preferred shares in the interim consolidated statements of equity and comprehensive income. Subject to regulatory approval, on or after March 31, 2012, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
13. Commitments, Guarantees and Contingencies
LEGAL AND REGULATORY PROCEEDINGS
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004; and MFS continues to defend these actions. In addition, Sun Life Financial Inc. and its subsidiaries are involved in other legal actions, both as a defendant and as a plaintiff. While it is not possible to predict the resolution of these legal and regulatory proceedings, management believes, based on the information currently available to it, that the ultimate resolution of these matters will not be material to Sun Life Financial Inc.’s consolidated financial position or results of operations. Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
PROVISION IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with U.K. regulators with respect to these policies, certain pension policies and other matters.
14. Variable Interest Entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $327, which is the carrying amount of these assets.
15. Comparative Figures
Certain comparative figures have been reclassified to conform with the presentation adopted in 2007.
24       Sun Life Financial Inc.  | First Quarter 2007

MAJOR OFFICES
The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlife.bm
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlifeofcanada.co.uk
Sun Life Financial Asia
Regional Headquarters
2001 Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Beijing, China 100005
Tel: (8610)8519-2510
Hong Kong
20th Floor, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 9:00 a.m. — 8:00 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
Vaman Centre, 5th & 6th Floors
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-6678-3333
Mon. to Fri. 9:30 a.m. — 6:30 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-6692-8000
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company Limited
1st Floor, Industry House
159, Churchgate Reclamation
Mumbai, India 400 020
Tel: 91-22-6716-8200
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 08001401262
Mon. to Fri. 8:30 a.m. — 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Centre Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 1226
Tel: (632) 886-6188
Call Centre: (632) 849-9888
In the Provinces call 1 800 10-SUNLIFE via PLDT
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlife.com.ph

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CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and
institutional investors requiring information,
please contact:
Kevin D. Strain
Vice-President, Investor Relations
Tel: 416-204-8163
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can
also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
     1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at
www.cibcmellon.com/answerlineregistration.
United States
Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: shrrelations@mellon.com
United Kingdom
Capita IRG Plc
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
30/F The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig City 1605
Metro Manila, Philippines
From Metro Manila:
Tel: (632) 683-2601
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 18th Floor
Rooms 1806—1807
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please
contact the Transfer Agent in the country
where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2007 Dividend dates
Common shares

Record dates	Payment dates

February 21	April 2
May 23	July 3
August 22*	October 1
November 21*	January 2

*	Subject to approval by the Board of Directors
Direct deposit of dividends
Common shareholders residing in Canada or the US may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and Share Purchase Plan
Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 — SLF.PR.A
Series 2 — SLF.PR.B
Series 3 — SLF.PR.C
Series 4 — SLF.PR.D
Series 5 — SLF.PR.E
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.
Ticker Symbol: SLF
As of March 31, 2007, there were 571,355,895 outstanding common shares, which are the only voting securities.